Exhibit 99.15

FORM 51-102 SECTION 4.9

NOTICE OF CHANGE IN CORPORATE STRUCTURE

1.	Name and Address of Issuer

Digihost Technology Inc. (formerly HashChain Technology Inc.)

595 Howe Street, 10th Floor

Vancouver, BC

V6C 2T5

2.	Parties to the Transaction

Digihost Technology Inc. (formerly HashChain Technology Inc.) (the “Corporation”) and Digihost International, Inc. (“Old Digihost”)

3.	Description of the Transaction

The Corporation completed a business combination with Old Digihost by way of a share exchange (the “RTO Transaction”) whereby the Corporation acquired all of the issued and outstanding shares of Old Digihost.

Shareholders of the Corporation approved the RTO Transaction and matters related thereto on January 14, 2020. On February 14, 2020, the RTO Transaction became effective.

4.	Effective Date of the Transaction

The RTO Transaction was completed on February 14, 2020.

5.	The Name of Each Party, if any, that Ceased to be a Reporting Issuer after the Transaction and of Each Continuing Entity

The Corporation will continue to be a reporting issuer in British Columbia and Alberta and will be a Tier 2 Issuer listed on the TSX Venture Exchange under stock symbol “DGHI”.

6.	Date of the Reporting Issuer’s First Financial Year-End Subsequent to the Transaction

As a result of the RTO Transaction, the Corporation has changed its financial year end from August 31 to a financial year end of December 31 to be the same as that of Old Digihost, the reverse takeover acquirer.

7.	The periods, including the comparative periods, if any, of the interim financial reports and the annual financial statements required to be filed for the reporting issuer’s first financial year after the transaction

(a)	Interim financial statements for the three-month period ended March 31, 2020;
(b)	Interim financial statements for the three and six-month period ended June 30, 2020;
(c)	Interim financial statements for the three and nine-month period ended September 30, 2020; and
(d)	Annual financial statements for the year ended December 31, 2020.

8.	Supporting Documentation

On February 14, 2020, the Corporation disseminated and filed on SEDAR a news release announcing the completion of the RTO Transaction.

A management information circular dated November 29, 2019, in respect of the RTO Transaction has been filed on the Corporation’s SEDAR profile and can be accessed at www.sedar.com.

Date: April 1, 2020